1(212) 318-6393

yarivkatz@paulhastings.com

March 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention: Benjamin Richie

    Margaret Schwartz

Re:	Orchestra BioMed Holdings, Inc. Registration Statement on Form S-1 Filed October 10, 2023 File No. 333-274924

Ladies and Gentlemen:

We are in receipt of the letter, dated October 24, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced registration statement on Form S-1 (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Orchestra BioMed Holdings, Inc. (“Orchestra” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR an Amendment No. 1 to the Registration Statement (“Amendment No. 1”) responding to the Staff’s comments and updating the Registration Statement. Amendment No. 1 is being filed on Form S-3 to convert the Registration Statement into a registration statement on Form S-3, as the Company is now eligible to use Form S-3.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth each of the Staff’s comments in italics below followed by the Company’s response to each comment. All capitalized terms used herein but not defined herein have the meanings assigned to such terms in Amendment No. 1 and, unless otherwise noted, all page number references are to the page numbers of Amendment No. 1.

Registration Statement on Form S-1

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Company Response: The Company has revised the disclosure on the cover page of the prospectus in response to the Staff’s comment.

U.S. Securities and Exchange Commission
March 27, 2024

2.	Please disclose the exercise prices of the warrants compared to the market price of the underlying security. We note that several of the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants on the cover page and provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section. Furthermore, as applicable, please describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Company Response: The Company has revised the disclosure on the cover page of the prospectus and on pages 3, 4 and 5 of Amendment No. 1 to disclose the exercise prices of the warrants compared to the market price of the underlying security in response to the Staff’s comment. In addition, the Company has added disclosure regarding the likelihood that warrant holders will not exercise their out of the money warrants on the cover page of the prospectus and pages 3 and 9 of Amendment No. 1. As the Company is now eligible to use Form S-3, Amendment No. 1 incorporates by reference certain information from the Company’s other filings, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 10-K”) filed with the SEC on the date hereof. The Company has also provided disclosure in the risk factor titled “Our warrants may not be exercised at all and we may not receive any cash proceeds from the exercise of the warrants” on page 125 of the 2023 10-K, in the final paragraph under the heading “Registration Statement” on page 133 of the 2023 10-K, in the second paragraph under the heading “Liquidity and Capital Resources” on page 139 of the 2023 10-K, and in the third paragraph under the heading “Funding Requirements” on page 140 of the 2023 10-K, in response to the Staff’s comment.

3.	We note the significant number of redemptions of your public shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Company Response: The Company has revised the disclosure on the cover page of the prospectus and provided disclosure under the heading “Registration Statement” on page 132 of the 2023 10-K in response to the Staff’s comment.

Risk Factors Risks Related to Ownership of Our Common Stock

The future sales, or the perception of future sales, of shares by existing stockholders and future exercise of registration rights may..., page 52

U.S. Securities and Exchange Commission

March 27, 2024

4.	Please revise this risk factor to further highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Company Response: As discussed above, Amendment No. 1 is being filed on Form S-3 to convert the Registration Statement to a registration statement on Form S-3. As such, the Risk Factors from the 2023 10-K are incorporated by reference into Amendment No. 1. The Company has provided additional disclosure in the risk factor titled “The future sales, or the perception of future sales, of shares by existing stockholders and future exercise of registration rights may adversely affect the market price of our Common Stock” on page 124 of the 2023 10-K in response to the Staff’s comment. Based on the Company’s calculations, the weighted average price of the shares of common stock being registered under the Registration Statement (excluding shares underlying outstanding Warrants) was $6.65, which is above the current market price of the Company’s common stock. As such, the Company has not included this information in the risk factor described above. In addition, the Company has provided detailed information regarding the prices at which the selling securityholders purchased their shares under the heading “Information Related to the Offered Securities” beginning on page 6 of Amendment No. 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 60

5.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Company Response: As discussed above, Amendment No. 1 is being filed on Form S-3 to convert the Registration Statement to a registration statement on Form S-3. As such, the Management's Discussion and Analysis of Financial Condition and Results of Operations from the 2023 10-K is incorporated by reference into Amendment No. 1. Accordingly, the Company has provided disclosure in the second and third paragraphs under the heading “Liquidity and Capital Resources” on pages 139 and 140 of the 2023 10-K and in the third paragraph under the heading “Funding Requirements” on page 137 of the 2023 10-K, in response to the Staff’s comment.

6.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Company Response: As discussed above, Amendment No. 1 is being filed on Form S-3 to convert the Registration Statement to a registration statement on Form S-3. As such, the Management's Discussion and Analysis of Financial Condition and Results of Operations from the 2023 10-K is incorporated by reference into Amendment No. 1. Accordingly, the Company has provided disclosure under the heading “Registration Statement” beginning on page 132 of the 2023 10-K in response to the Staff’s comment.

U.S. Securities and Exchange Commission

March 27, 2024

General

7.	Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the prospectus and under the heading “Information Related to the Offered Securities” beginning on page 6 of Amendment No. 1 in response to the Staff’s comment.

8.	You appear to be registering shares issued or issuable to former equityholders of Orchestra BioMed, Inc. To the extent this is the case, these affiliates are deemed to be underwriters and must set a price at which the shares will be sold pursuant to the prospectus. Refer to Securities Act Rule 145(c). Please revise the prospectus accordingly.

Company Response: As discussed above, as the Company is now S-3 eligible, Amendment No. 1 is being filed on Form S-3 to convert the Registration Statement to a registration statement on Form S-3. In addition, the Company has disclosed on the cover page of the prospectus that “[t]he Selling Securityholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended . . . .”

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If you have any questions concerning Amendment No. 1 or require any additional information, please do not hesitate to contact me at (212) 318-6393 or yarivkatz@paulhastings.com or Keith Pisani at (212) 318-6053 or keithpisani@paulhastings.com.

Sincerely,

Yariv C. Katz

of PAUL HASTINGS LLP

cc :	David Hochman, Chief Executive Officer, Orchestra BioMed Holdings, Inc. Samuel Waxman, Esq., Paul Hastings LLP Keith D. Pisani, Esq., Paul Hastings LLP